UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

NOBLE MIDSTREAM PARTNERS LP

(Name of Issuer)

Common Units representing

Limited Partner Interests

(Title of Class of Securities)

65506L105

(CUSIP Number)

Mary A. Francis

Corporate Secretary and Chief Governance Officer

Chevron Corporation

6001 Bollinger Canyon Road, San Ramon, CA 94583

(925) 842-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Chevron Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,447,616 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,447,616 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4%(1)
14	TYPE OF REPORTING PERSON CO

(1)	Based on the number of Common Units (90,394,023) issued and outstanding as of March 4, 2021.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) Noble Energy, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,447,616 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,447,616 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4%(1)
14	TYPE OF REPORTING PERSON CO

(1) Based on the number of Common Units (90,394,023) issued and outstanding as of March 4, 2021.

1	NAME OF REPORTING PERSON (ENTITIES ONLY) NBL Midstream, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,447,616 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 56,447,616 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,447,616 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.4%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on the number of Common Units (90,394,023) issued and outstanding as of March 4, 2021.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the beneficial ownership by the Reporting Persons of the common units representing limited partner interests (the “Common Units”) of Noble Midstream Partners LP, a Delaware limited partnership (the “Issuer”) and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 5, 2020 and the Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on February 5, 2021 (as amended to date, the “Schedule 13D”). This Amendment No. 2 is being filed by the Reporting Persons pursuant to the Joint Filing Statement. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following information:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment No. 2 (which Item 4 is incorporated herein by reference) will consist of newly issued shares of Chevron Common Stock as described in Item 4.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

Merger Agreement

On March 4, 2021, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chevron, Cadmium Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Chevron (“Holdings”), Cadmium Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Holdings (“Merger Sub”), and the General Partner, pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect, wholly owned subsidiary of Chevron (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding Common Unit other than Common Units owned by Chevron and its subsidiaries, including the Reporting Persons (each, a “Public Common Unit”), will be converted into the right to receive 0.1393 of a share of Chevron Common Stock (the “Merger Consideration”). In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Issuer and (ii) the Common Units owned by Chevron and its subsidiaries shall not be cancelled, shall not be converted into the Merger Consideration and shall remain outstanding following the Merger as a non-economic general partner interest in the Issuer and as Common Units, respectively.

The Board of Directors of Chevron, the Board of Directors of the General Partner (the “GP Board”), and the Conflicts Committee of the GP Board (the “Conflicts Committee”), have each approved the Merger Agreement and the Merger. The Conflicts Committee and the GP Board (acting upon the recommendation of the Conflicts Committee) have determined that the terms of the Merger Agreement and the Merger are in, or not adverse to, the interests of, the Issuer, including the holders of Public Common Units, and each has resolved to recommend that the holders of the Common Units approve the Merger Agreement and the Merger.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) approval of the Merger Agreement by holders of a majority of the outstanding Common Units, which was obtained on March 4, 2021; (ii) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (iii) the effectiveness of a registration statement on Form S-4 relating to the issuance of Chevron Common Stock pursuant to the Merger Agreement; (iv) approval for listing on the New York Stock Exchange of the shares of Chevron Common Stock issuable pursuant to the Merger Agreement; (v) subject to specified materiality standards, the accuracy of certain representations and warranties of the parties; and (vi) compliance by the respective parties in all material respects with their respective covenants.

The Merger Agreement provides for certain termination rights for both Chevron and the Issuer, including in the event that (i) the parties agree by mutual written consent to terminate the Merger Agreement, (ii) the Merger is not consummated by September 4, 2021 or (iii) a law or injunction prohibiting the consummation of the transactions contemplated by the Merger Agreement is in effect and has become final and non-appealable. The Merger Agreement provides that upon termination of the Merger Agreement, under certain circumstances, (i) the Issuer will be obligated to reimburse Chevron for its expenses and (ii) Chevron will be obligated to reimburse the Issuer for its expenses, in each case, in an amount not to exceed $3.5 million.

Concurrently with the execution of the Merger Agreement, NBL Midstream, LLC, a Delaware limited liability company and an indirect, wholly owned subsidiary of Chevron (“NBL”) delivered its written consent covering all of the Common Units beneficially owned by it (the “Covered Units”) approving the Merger Agreement and the transactions contemplated thereby, including the Merger (the “Written Consent”). The Written Consent was sufficient to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, without the receipt of written consents from any other holder of Common Units.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit I to this Amendment No. 2 and incorporated herein by reference into this Item 4. The Merger Agreement is incorporated herein by reference to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual or financial information about Chevron, the Issuer, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of Chevron, the Issuer, the other parties to the Merger Agreement or any of their respective subsidiaries and affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Chevron and the Issuer. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the Merger that will be contained in, or incorporated by reference into, the information statement/prospectus that the parties will be filing in connection with the Merger, as well as in the other filings that each of Chevron and the Issuer make with the SEC.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information provided or incorporated by reference into Item 4 of this Amendment No. 2 is hereby incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit I	Agreement and Plan of Merger, dated as of March 4, 2021, by and among Chevron Corporation, Cadmium Holdings Inc., Cadmium Merger Sub LLC, Noble Midstream GP LLC and Noble Midstream Partners LP

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

March 5, 2021

CHEVRON CORPORATION
By:	/s/ Pierre R. Breber
Name: Pierre R. Breber
Title: Vice President and Chief Financial Officer
NOBLE ENERGY, INC.
By:	/s/ Kari H. Endries
Name: Kari H. Endries
Title: Vice President and Secretary
NBL MIDSTREAM, LLC
By:	/s/ Aaron G. Carlson
Name: Aaron G. Carlson
Title: Vice President and Secretary